

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

SEC  08032734 ISSION

SEC FILE NUMBER
8- 1436

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 AND ENDING 09/30/08

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAUGHERTY, COLE INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

25195 SW PARKWAY AVE., SUITE 100

(No. and Street)

PROCESSED

WILSONVILLE   OREGON   97070

(City)   (State)   (Zip Code)

DEC 1 0 2008

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM G. BARHAM   503-582-99XX **THOMSON REUTERS**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGINNIS & CAREY LLP

(Name – *if individual, state last, first, middle name*)

220 NW 2ND AVE., SUITE 1000	PORTLAND	OREGON	97209-3971
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

Mail Processing
Section

☒ Certified Public Accountant

☐ Public Accountant

NOV 2 6 2008

☐ Accountant not resident in United States or any of its possessions.

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __WILLIAM G. BARHAM_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __DAUGHERTY, COLE INC._____ , as of __SEPTEMBER 30_____ , 20 _08_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

William G. Barham
Signature

President
Title

Paula B. Graham
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.x
- ☒ (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



MAGINNIS & CAREY LLP

CERTIFIED PUBLIC ACCOUNTANTS SINCE 1945

To the Board of Directors
Daugherty, Cole Inc.
Wilsonville, Oregon

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Daugherty, Cole Inc. as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daugherty, Cole Inc. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Maginnis & Carey LLP

MAGINNIS & CAREY LLP
Certified Public Accountants

Portland, Oregon
November 24, 2008

220 NW 2ND AVENUE
SUITE 1000
PORTLAND, OREGON
97209-3971

TEL 503.227.0519
EMAIL INFO@MAGINNIS-CAREY.COM
FAX 503.295.1019
WEB WWW.MAGINNIS-CAREY.COM

Member of
PKF North American Network
An association of legally independent firms

DAUGHERTY, COLE INC.
Wilsonville, Oregon

STATEMENT OF FINANCIAL CONDITION	SEPTEMBER 30, 2008

ASSETS

Cash and equivalents	25,506
Receivables from brokers or dealers and clearing organizations:	
Deposits with clearing organizations and others	25,000
Prepaid expenses	1,016
Total other assets	26,016
Total assets	$51,522

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable	3,040
Total liabilities	3,040
Shareholder's equity:	
Capital stock - Authorized, 2,000 shares of $10 par value common stock; issued and outstanding, 1,000 shares	10,000
Additional paid-in capital	3,000
Retained earnings	35,482
Total shareholder's equity	48,482
Total liabilities and shareholder's equity	$51,522

The accompanying notes are an integral part of this financial statement.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY. Daugherty, Cole Inc. was formed in Oregon in 1938, and is a registered securities brokerage corporation with offices in Wilsonville, Oregon. It is a wholly-owned subsidiary of Alder Street Management Company.

The Company's clients are principally located in the states of Oregon and Washington. The principal source of revenue through June 2008 was commissions generated from securities trading on the New York Stock Exchange and from NASDAQ - traded securities. (Note 5)

REVENUES. Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the trade date. In the opinion of management, there is no material difference between the use of the settlement date and the trade date in accounting for revenues.

INCOME TAXES. The Company is included in consolidated Federal and State income tax returns filed by its parent company, Alder Street Management Company. The provision for current income taxes represents the Company's proportional share of the actual Federal and State income tax expense as reported on the consolidated income tax returns, allocated based on the taxable income of the operating subsidiaries.

PROPERTY AND EQUIPMENT. Property and equipment are depreciated using a combination of straight-line and accelerated methods over the estimated useful lives of the related assets.

PROFIT SHARING PLAN. Alder Street Management Company adopted a qualified Profit Sharing Plan for the benefit of substantially all eligible employees of the parent company and its subsidiaries. The annual contribution or match is determined by the Board of Directors, and is discretionary.   No contributions were made for the fiscal year ended September 30, 2008.

CASH AND EQUIVALENTS. The Company considers demand deposits, money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ESTIMATES. The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CONCENTRATIONS OF CREDIT RISK. Cash on deposit with financial institutions and brokers periodically exceeded the Federally insured amounts during the fiscal year ended September 30, 2008. The Company averts its risk by depositing its excess cash only in established financial institutions.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

       VARIABLE INTEREST ENTITIES. In December 2003, the FASB issued revised Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires nonpublic companies with a variable interest in a variable interest entity to apply this guidance as of the beginning of the period beginning after December 15, 2004 for existing interests and immediately for new interests. Based on company management's analysis, none of its related party arrangements have been deemed to result in a variable interest entity that would require further consideration.

2.   RELATED PARTY TRANSACTIONS

       (a) The Company shares office facilities on a month-to-month basis from Bane Barham & Holloway Assets Management Inc., a fellow subsidiary owned by Alder Street Management Company. In addition, Daugherty, Cole Inc. receives the majority of its commissions from that Company's clients. At September 30, 2007, amounts totaling $99,527 were receivable for advances and unreimbursed administrative costs. This balance was evidenced by a note receivable. The note was scheduled to mature October 31, 2008 with interest at 5.0% per annum. The receivable balance is treated by the Securities and Exchange Commission as a deduction/disallowed asset in the determination of "net capital" of the Company. The note and intercompany balance was settled in full in September, 2008, as discussed below.

       (b) The parent company (Alder Street Management Company) has a Buy-Sell Agreement with its shareholders to purchase their shares in the event of their death or termination of employment. The Buy-Sell Agreement also includes a covenant not to compete for a period of five years. The aggregate cost under this agreement is based primarily on the revenues of the consolidated group of companies, subject to subsequent adjustment and reduction for various amounts including lost revenues. If the parent company is unable to purchase shares under this Agreement, the remaining individual shareholders have the option to acquire such shares.

       As the parent company has no material assets other than its investment in subsidiaries, it is dependent on income from its subsidiaries and/or additional capital contributions by its individual shareholders to service any obligation under the Buy-Sell Agreement.

       (c) During the fiscal year ended September 30, 2008, the Company declared dividends of $174,178. Such amount was settled via a transfer to the parent company of the intercompany receivable due from Bane Barham & Holloway Assets Management, Inc.

       (e) Bane Barham & Holloway Assets Management Inc. processes payroll for the company. The portion of the payroll attributable to the company is estimated at 40% and is allocated on a monthly basis from Bane Barham & Holloway Assets Management Inc. at $16,000. In July, 2008 the allocation was adjusted to $2,250 for the remainder of the year, based on a decrease in business activities for the Company.

3. NET CAPITAL

Pursuant to Rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At September 30, 2008, the Company had net capital of approximately $47,000 and net capital requirements of $5,000. The Company's net capital ratio at September 30, 2008 was .06 to 1.

4. ANNUAL FINANCIAL STATEMENTS

The Company files annual audited financial statements, which include all required schedules, with the Securities and Exchange Commission pursuant to the Commission's Rule 17a-5. Such financial statements are available for examination and copying at Daugherty, Cole Inc.'s office in Wilsonville, Oregon, and for examination at the Regional office of the Securities and Exchange Commission in Los Angeles, California.

5. BROKERAGE SERVICES

The Company contracts with another brokerage firm to provide clearing services and maintain the customer accounts of Daugherty, Cole Inc. The clearing/carrying broker receives a fee on trades it processes.

In June 2008, a decision was made by Company management to discontinue its brokerage services and transfer its customer accounts to Pershing Advisor Solutions.

A formal plan of liquidation has not yet been adopted by the Company. It is not anticipated that there would be a material difference at September 30, 2008 between the use of the going-concern basis of accounting compared to a liquidation basis of accounting.

